Exhibit 12

United Parcel Service, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
(dollar amounts in millions)

	Year Ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Income before income taxes	$4,637	$6,674	$974	$5,776	$5,290
Add: Interest expense	353	380	393	348	354
Add: Interest factor in rental expense	225	192	206	210	205
Total earnings	$5,215	$7,246	$1,573	$6,334	$5,849

Fixed charges:
Interest expense	$353	$380	$393	$348	$354
Interest capitalized	11	14	18	17	18
Interest factor in rental expense	225	192	206	210	205
Total fixed charges	$589	$586	$617	$575	$577

Ratio of earnings to fixed charges	8.9	12.4	2.5	11.0	10.1